Exhibit 13

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	September 30, 2002	December 31, 2001

	(unaudited)
Assets
Investments in hotel properties	$3,181,539	$3,183,677
Accumulated depreciation	(477,625)	(397,380)

	2,703,914	2,786,297
Cash and cash equivalents	24,735	23,448
Accounts receivable, net of allowance for doubtful accounts of $650 and $973	52,791	47,178
Prepaid expenses and other	23,357	18,306
Income tax receivable	360	—
Notes receivable from Interstate Hotels & Resorts	56,069	36,000
Due from Interstate Hotels & Resorts	—	8,877
Investments in affiliates	41,714	41,714
Restricted cash	16,443	21,304
Intangible assets, net of accumulated amortization of $15,385 and $11,224	23,165	26,736

	$2,942,548	$3,009,860

Liabilities, Minority Interests and Stockholders’ Equity
Accounts payable, accrued expenses and other liabilities	$123,361	$129,786
Accrued interest	41,144	45,009
Due to Interstate Hotels & Resorts	9,954	—
Income taxes payable	—	350
Dividends and distributions payable	449	1,090
Deferred income taxes	8,160	9,031
Interest rate swaps	6,802	12,100
Long-term debt	1,669,654	1,700,134

Total liabilities	1,859,524	1,897,500

Minority interests	84,601	89,797
Stockholders’ equity:
Preferred stock, par value $0.01 per share
Authorized - 100,000 shares	—	—
Common stock, par value $0.01 per share
Authorized – 250,000 shares
Issued – 49,354 and 48,761 shares	493	487
Additional paid-in capital	1,192,757	1,183,463
Retained earnings (deficit)	(105,993)	(68,241)
Accumulated other comprehensive loss	(7,145)	(12,503)
Unearned stock-based compensation	(5,140)	(5,287)
Less common stock held in treasury – 4,308 and 4,237 shares	(76,549)	(75,356)

Total stockholders’ equity	998,423	1,022,563

	$2,942,548	$3,009,860

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE
INCOME (LOSS)
UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenue:
Hotel operations:
Rooms	$156,935	$163,568	$506,054	$562,497
Food and beverage	56,548	55,886	189,423	200,273
Other operating departments	18,306	18,721	57,715	64,511
Participating lease revenue	—	1,841	—	8,146
Office rental and other revenues	4,017	4,016	14,282	12,183

Total revenue	235,806	244,032	767,474	847,610

Hotel operating expenses by department:
Rooms	40,895	42,715	122,194	134,225
Food and beverage	44,187	44,122	138,234	147,320
Other operating departments	10,967	10,353	33,159	33,845
Office rental, parking and other operating expenses	767	819	2,372	2,444
Undistributed operating expenses:
Administrative and general	42,136	39,610	129,098	126,774
Property operating costs	40,166	40,716	117,842	124,812
Property taxes, insurance and other	16,490	20,789	52,937	57,275
Depreciation and amortization	30,348	28,810	92,168	86,522
Expense for non-hedging derivatives	1,132	—	4,211	—
Write-off of deferred financing costs	—		1,529	—
Loss on fair value of non-hedging derivatives	—	—	4,735	—
Write down of investment in STS Hotel Net	—	—	—	2,112
Swap termination costs	—	—	—	9,297
FelCor merger costs	—	2,028	—	5,817
Cost to terminate leases with Prime Hospitality Corporation	—	—	—	1,315
Restructuring charge	—	1,080	—	1,080

Total operating expenses	227,088	231,042	698,479	732,838

Net operating income	8,718	12,990	68,995	114,772

Interest expense, net	33,846	31,354	102,543	91,661

Income (loss) from continuing operations before minority interests, income tax expense (benefit), discontinued operations, loss on sale of assets and extraordinary loss	(25,128)	(18,364)	(33,548)	23,111

Minority interests	(1,584)	(989)	(1,965)	2,132

Income (loss) from continuing operations before income tax expense (benefit), discontinued operations, loss on sale of assets and extraordinary loss	(23,544)	(17,375)	(31,583)	20,979

Income tax expense (benefit)	(654)	(588)	(851)	814

Income (loss) from continuing operations before discontinued operations, loss on sale of assets and extraordinary loss	(22,890)	(16,787)	(30,732)	20,165

Discontinued operations:
Income (loss) from operations of assets sold (including loss on disposal of $6,403 in 2002)	(6,640)	558	(5,768)	2,264

Income tax benefit	128	—	128	—

Income (loss) on discontinued operations	(6,512)	558	(5,640)	2,264

Loss on sale of assets, net of tax effect of ($22) and ($44)	—	(1,073)	—	(2,132)

Extraordinary loss on early extinguishments of debt, net of tax effect of ($19)	—	—	—	(1,224)

Net income (loss)	$(29,402)	$(17,302)	$(36,372)	$19,073

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Other comprehensive income (loss):
Net income (loss)	$(29,402)	$(17,302)	$(36,372)	$19,073
Foreign currency translation adjustment	(717)	(842)	112	(1,001)
Derivative instruments transition adjustment	—	—	—	(2,842)
Change in valuation of derivative instruments	—	(5,410)	511	(9,678)

Comprehensive income (loss)	$(30,119)	$(23,554)	$(35,749)	$5,552

Earnings per share:

Basic:
Continuing income (loss) before discontinued operations and extraordinary loss	$(0.51)	$(0.41)	$(0.69)	$0.39
Discontinued operations	(0.14)	0.02	(0.12)	0.05
Extraordinary loss	—	—	—	(0.03)

Net income (loss)	$(0.65)	$(0.39)	$(0.81)	$0.41

Diluted:
Continuing income (loss) before discontinued operations and extraordinary loss	$(0.51)	$(0.41)	$(0.69)	$0.39
Discontinued operations	(0.14)	0.02	(0.12)	0.05
Extraordinary loss	—	—	—	(0.03)

Net income (loss)	$(0.65)	$(0.39)	$(0.81)	$0.41

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED (IN THOUSANDS)

	Nine months ended
	September 30,

	2002	2001

Operating activities:
Net income (loss)	$(36,372)	$19,073

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	92,698	87,566
Loss on fair value of non-hedging derivatives	4,735	—
Write-off of deferred financing costs	1,529	—
Loss on sale of assets, before tax effect	6,403	2,176
Write down of investment in STS Hotel Net	—	2,112
Extraordinary loss on early extinguishment of debt, before tax effect	—	1,243
Minority interests	(1,965)	2,132
Amortization of unearned stock based compensation	3,041	2,628
Interest rate swaps marked to fair value	(4,787)	—
Deferred income taxes	(871)	13

Changes in operating assets and liabilities:
Accounts receivable, net	(5,613)	11,256
Prepaid expenses and other	(5,051)	(6,135)
Due to/from Interstate Hotels & Resorts	5,762	9,152
Accounts payable, accrued expenses and other liabilities	(6,425)	(13,516)
Accrued interest	(3,865)	3,080
Income taxes payable	(710)	152

Net cash provided by operating activities	48,509	120,932

Investing activities:
Investment in hotel properties	(35,824)	(31,067)
Proceeds from disposition of assets	25,150	9,715
Hotel operating cash received in lease conversions	—	3,257
Notes receivable from Interstate Hotels & Resorts	(7,000)	(36,000)
Change in restricted cash	4,861	(2,741)

Net cash used in investing activities	(12,813)	(56,836)

Financing activities:
Deferred financing costs	(3,416)	(10,872)
Proceeds from issuance of long-term debt	283,138	684,710
Principal payments on long-term debt	(313,618)	(608,148)
Proceeds from issuance of common stock, net	3,156	844
Purchase of OP units	—	(1,513)
Purchase of treasury stock	(1,193)	(2,515)
Dividends paid to stockholders	(1,395)	(73,085)
Distributions to minority interests	(1,072)	(6,359)

Net cash used in financing activities	(34,400)	(16,938)

Effect of exchange rate changes on cash and cash equivalents	(9)	245

Net increase in cash and cash equivalents	1,287	47,403

Cash and cash equivalents, beginning of period	23,448	250

Cash and cash equivalents, end of period	$24,735	$47,653

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
UNAUDITED (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. ORGANIZATION

General

We own a portfolio of upscale, full-service hotels in the United States and Canada. Our portfolio is diversified by franchise and brand affiliations. As of September 30, 2002, we owned 109 hotels, with 28,099 rooms, all of which are leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. Interstate Hotels was created on July 31, 2002 through the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation.

We were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a real estate investment trust, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, we created MeriStar Hotels (now part of Interstate Hotels), a separate publicly traded company, to be the lessee and manager of nearly all of our hotels.

On January 1, 2001, changes to the federal tax laws governing real estate investment trusts became effective. Those changes are commonly known as the REIT Modernization Act, or RMA. The RMA permits real estate investment trusts to create taxable subsidiaries that are subject to taxation similar to subchapter C-Corporations. Because of the RMA, we have created a number of these taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	managing the properties they lease (our taxable subsidiaries must enter into an “arms length” management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners),
•	leasing a property that contains gambling operations; and
•	owning a brand or franchise.

We believe establishing taxable subsidiaries to lease the properties we own provides an efficient alignment of and ability to capture the economic interests of property ownership. Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to Interstate Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue plus incentives payments, based on meeting performance thresholds that could total up to 1.5% of total hotel revenue. All of the agreements, except for four agreements with terms that renew annually, have an initial term of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001. Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

In our opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires a public entity to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment. The standard also establishes requirements for related disclosures about products and services, geographic areas and major customers. Revenues for Canadian operations totaled $6,166 and $6,716 for the three months ended September 30, 2002 and 2001, respectively. Revenues for Canadian operations totaled $16,573 and $18,299 for the nine months ended September 30, 2002 and 2001, respectively.

Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

Our interest rate swap agreements were initially designated as hedges against changes in future cash flows associated with specific variable rate debt obligations. As of September 30, 2002, we had three swap agreements with notional amounts totaling $300,000. All of these swap agreements have been converted to non-hedging derivatives due to our repayment of the floating-rate borrowings they originally hedged and they are currently being marked to market through our statement of operations. We have interest rate exposure going forward as the change in fair value of our non-hedging derivatives will have an impact on our statement of operations. The interest rate swap agreements are reflected at fair value in our consolidated balance sheet as of September 30, 2002. For more information regarding our interest rate hedging activities, see “Quantitative and Qualitative Disclosures about Market Risk.”

New Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” If we enter into these transactions in the future, we will have to evaluate the effects this new standard will have on our financial statements. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections”. We plan to adopt this statement on January 1, 2003.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. The provisions of SFAS No. 144 were effective on January 1, 2002 for our financial statements. SFAS No. 144 requires the current and prior period operating results of any asset that has been disposed of, on or after January 1, 2002, including any gain or loss recognized, to be recorded as discontinued operations. In August 2002, we sold three hotels. All operating results, including the loss on disposal, have been recorded as discontinued operations. We have reclassified prior periods to reflect operations of the three hotels as discontinued operations.

3.     AMOUNTS DUE TO/FROM INTERSTATE HOTELS

Due to/from Interstate Hotels and Resorts

In the normal course of managing our hotel properties, Interstate Hotels incurs day to day operating costs which are reimbursed by us. The balance of $9,954 at September 30, 2002, includes management fees due, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days.

Pursuant to an intercompany agreement, we and Interstate Hotels provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, Interstate Hotels has a right of first refusal to become the manager of any real property we acquire. We also may provide each other with certain services. These may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which Interstate Hotels is compensated in an amount that we would be charged by a third party for comparable services. As of December 31, 2001, Interstate owed us $8,877 for working capital deficits at the RMA lease conversion date and these services.

Note Receivable From Interstate Hotels and Resorts

Under a revolving credit agreement with Interstate Hotels through July 31, 2002, we had the ability to lend Interstate Hotels up to $50,000 for general corporate purposes. The interest rate on this credit agreement was 650 basis points over the 30-day London Interbank Offered Rate.

Interstate Hotels also issued us a term note effective January 1, 2002. This $13,069 term note refinanced outstanding accounts payable Interstate Hotels owed to us. The term loan bore interest at 650 basis points over the 30-day LIBOR. The maturity date was the same as that of the revolving credit agreement. The repayment of the credit agreement and term note were subordinate to Interstate’s bank debt.

In connection with the merger that created Interstate Hotels on July 31, 2002, Interstate Hotels paid $3,000 to reduce its borrowings outstanding on the credit agreement. Also, the credit agreement and term note were amended and combined into a term loan agreement with a principal balance of $56,069 and a maturity date of July 31, 2007. The interest rate remained at 650 basis points over the 30-day LIBOR. This term loan is subordinate to Interstate’s new credit agreement, and the term loan does not allow for any additional amount of further borrowings by Interstate Hotels.

4.     LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2002	December 31, 2001

Senior unsecured notes	$950,000	$750,000
Credit facility	14,000	224,000
Secured facility	315,955	319,788
Subordinated notes	205,000	205,000
Convertible notes	154,300	154,300
Mortgage debt and other	38,550	52,335
Unamortized issue discount	(8,151)	(5,289)

	$1,669,654	$1,700,134

As of September 30, 2002 aggregate future maturities of the above obligations are as follows:

2002	$1,914
2003	22,188
2004	170,669
2005	8,665
2006	9,407
Thereafter	1,456,811

$1,669,654

In February 2002, we issued an additional $200,000 ($196,250, net of discount) aggregate principal amount of 9.13% senior unsecured notes due 2011. We used the proceeds from the issuance of these notes to repay approximately $195,000 of the outstanding balance under our revolving credit agreement. As a result of this financing, we redesignated some swap agreements as non-hedging derivatives. We recognized a $4,735 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

In February 2002, we amended our revolving credit agreement. The amendment allowed us to reduce the revolving commitments to below $300,000. In March 2002, we reduced the borrowing capacity on our revolving credit agreement from $310,000 to $150,000. We recognized a $1,529 loss due to the write-off of deferred financing costs related to reducing the borrowing capacity of our revolving credit agreement.

On October 29, 2002, we entered into a new three-year, $100,000 senior unsecured revolving credit facility. The initial interest rate is 30-day LIBOR plus 388 basis points. We repaid the outstanding balance of $14,000 on our previous credit facility in conjunction with closing this facility.

5.     DIVIDENDS AND DISTRIBUTIONS PAYABLE

On September 25, 2002, we declared a dividend for the three months ended September 30, 2002 of $0.01 per share of common stock. The record date for the dividend was October 15, 2002 and we paid the dividend on October 31, 2002.

6.     EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share (share amounts in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

BASIC EARNINGS (LOSS) PER SHARE COMPUTAION:
Income (loss) from continuing operations before extraordinary loss	$(22,890)	$(17,860)	$(30,732)	$18,033
Dividends paid on unvested restricted stock	(2)	(198)	(5)	(593)

Income (loss) applicable to common stockholders	$(22,892)	$(18,058)	$(30,737)	$17,440

Weighted average number of shares of common stock outstanding	45,045	44,528	44,851	44,498

Basic earnings (loss) per share from continuing operations before extraordinary loss	$(0.51)	$(0.41)	$(0.69)	$0.39

DILUTED EARNINGS (LOSS) PER SHARE COMPUTATION:
Income (loss) applicable to common stockholders	$(22,892)	$(18,058)	$(30,737)	$17,440
Minority interest, net of tax	—	—	—	1,197

Adjusted net income (loss)	$(22,892)	$(18,058)	$(30,737)	$18,637

Weighted average number of shares of common stock outstanding	45,045	44,528	44,851	44,498
Common stock equivalents:
Operating partnership units	—	—	—	2,791
Stock options	—	—	—	324

Total weighted average number of diluted shares of common stock outstanding	45,045	44,528	44,851	47,613

Diluted earnings (loss) per share from continuing operations before extraordinary loss	$(0.51)	$(0.41)	$(0.69)	$0.39

Stock options and operating partnership units are not included in the computation of diluted earnings (loss) per share when their effect is antidilutive.

7.     SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30,

	2002	2001

Cash paid for interest and income taxes:
Interest, net of capitalized interest of $3,093 and $5,435 respectively	$110,619	$88,522
Income taxes	726	630

Non-cash investing and financing activities:
Issuance of POPs	3,339	1,243
Conversion of OP Units to Common Stock	6,146	4,504

Operating assets received and liabilities assumed from lease conversion:
Accounts receivable	$—	$47,200
Prepaid expenses and other	—	13,500
Furniture and fixtures, net	—	152
Investment in affiliates, net	—	1,629

Total operating assets received	$—	$62,481

Accounts payable and accrued expenses	$—	$65,706
Long-term debt	—	32

Total liabilities acquired	$—	$65,738

8.     STOCK-BASED COMPENSATION

As of September 30, 2002, we have granted 481,500 shares of restricted stock to employees. This restricted stock vests ratably over three-year or five-year periods. As a result of issuing this restricted stock, we have $1,571 of unearned stock-based compensation recorded as a reduction to stockholders’ equity on our condensed consolidated balance sheet as of September 30, 2002.

As of September 30, 2002, we have granted 925,000 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest over three-year or four-year periods. As a result of issuing these POPs, we have $3,569 of unearned stock-based compensation recorded as a reduction to stockholders’ equity on our condensed consolidated balance sheet as of September 30, 2002.

9.     RESTRUCTURING EXPENSES

During 2001, we incurred a restructuring charge of $1,080 in connection with operational changes at our corporate headquarters. The restructuring included eliminating seven corporate staff positions and office space no longer needed under the new structure. During 2002, we applied $156 of lease termination costs against the restructuring reserve. Approximately $236 of the restructuring accrual remains at September 30, 2002.

10.     CONSOLIDATING FINANCIAL INFORMATION

We and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 90 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating information for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of September 30, 2002 and December 31, 2001, consolidating statements of operations for each of the three and nine months ended September 30, 2002 and 2001, and consolidating cash flows for the nine months ended September 30, 2002 and 2001.

11.     DISPOSITIONS

On August 1, 2002 we sold three hotels for $25,150, which resulted in a loss on sale of assets of $6,403 ($6,275, net of tax). Revenue and pre-tax income included in discontinued operations for these three hotels were:

	Three months ended		Nine months ended
	September 30		September 30,

	2002	2001	2002	2001

Revenue	$981	$3,506	$7,233	$9,779

Pre-tax income (loss)	$(237)	$558	$635	$2,264

12.     SUBSEQUENT EVENTS

On October 29, 2002, we entered into a new three-year $100,000 senior unsecured revolving credit facility. The initial interest rate is 30-day LIBOR plus 388 basis points. We repaid the outstanding balance of $14,000 on our previous credit facility in conjunction with closing this facility.

On November 6, 2002, we sold one hotel for $12,500. The book carrying value of this hotel at the date of sale was approximately $26,000. In the fourth quarter, we will record a loss on sale from the disposition of this hotel of approximately $13,500.

SFAS No. 144 requires companies to classify long-lived assets as held for sale (as opposed to held for use) as of a balance sheet date if several criteria are met. One of those criteria is that the sale of the asset must be considered probable (that is, likely to occur) as of the balance sheet date. As of September 30, 2002, we did not consider the sale of this asset to be probable and therefore we did not meet the criteria according to SFAS No. 144 to classify this hotel as held for sale on our balance sheet and to reclassify the operations of the hotel to discontinued operations on our statement of operations. We did not consider this sale probable as of September 30, 2002 for the following reasons:

•	although we had listed this property to be sold with an independent broker prior to September 30, 2002, we believed the probability of a sale within one year was low. Based on our history of listing assets for possible sale, we expected the listing, bidding, and negotiation process for a possible sale, if any, to be extended;
•	the offer to purchase this property was received after the balance sheet date, in mid-October 2002;
•	the offer was received from a new prospective buyer with whom we had no previous dealings and therefore it was difficult to assess the potential buyer’s ability or willingness to close a transaction on a timely basis;
•	the buyer was not willing to put up a nonrefundable deposit; and
•	we did not have an executed sales contract until November 4, 2002.

Based on the reasons above, we did not consider this property as held for sale as of the balance sheet date.

In addition, as of September 30, 2002, we did not consider this property impaired in accordance with the provisions of SFAS No. 144. In situations when the criteria of SFAS No. 144 are met to classify an asset as held for sale after the balance sheet date but before issuance of the financial statements, SFAS No. 144 requires that the asset continue to be classified as held and used in those financial statements when issued. We tested the asset for recoverability on a held and used basis as of the balance sheet date. The estimates of future cash flows used in this test considered the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the asset. We performed the recoverability analysis using a probability-weighted cash flows test to assess the asset for possible impairment. Based on the results of the probability-weighted cash flows test for impairment, the carrying value of this asset would be recoverable as of September 30, 2002; therefore the asset was not considered impaired as of that date.

We sold this asset in light of the severe downturn in the overall economy that has had a negative effect on our operating results, and decreased the amount of cash generated by our operations. We believe we have sufficient free cash flow currently, and project to have adequate cash flow in future periods. Our current and future liquidity is, however, greatly dependent upon our operating results, which are driven largely by overall economic conditions. If the general economic conditions continue to be depressed for an extended period, this would negatively impact our projections of available cash flow and liquidity. In order to maintain our current operating flexibility and establish a further cushion against the slowed economy and future economic and other uncertainties, we are taking several steps to further improve our liquidity. One of these steps is the marketing of non-core assets. We elected to sell this asset principally because of the rapid closing offered by the seller. This allowed us to improve our short-term liquidity and provide an additional cushion against future operating results.